August 7, 2008	Lauren Burnham Prevost
404-504-7744
VIA EDGAR	lprevost@mmmlaw.com
www.mmmlaw.com
Securities Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	Cole Credit Property Trust II, Inc. Post-Effective Amendment to Registration Statement on Form S-11 File No. 333-149290 Filed on July 29, 2008
Ladies and Gentlemen:
     On behalf of Cole Credit Property Trust II, Inc. (the “Company”), we acknowledge receipt of the Staff’s comments regarding the above-referenced filing set forth in a letter to Mr. D. Kirk McAllaster, Jr., Executive Vice President of the Company, from the Securities and Exchange Commission (the “Commission”) dated August 5, 2008. Also on behalf of the Company, we respectfully request permission to include the revision and the additional disclosure requested in the Commission’s letter in prospectus supplement no 3 (the “Supplement”), which was included within the above-referenced filing, pursuant to Rule 424(b)(3). If the Staff is amenable to such request, we also would request that the Commission declare the above-reference filing effective at the earliest time practicable.
     On behalf of the Company, we respond to the specific comments of the Staff as set forth below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Supplement.
Supplement
1.     Please revise your description of the status of the offering to disclose the termination date of the offering.
Response: The revised disclosure will appear on page 1 of the Supplement.
2.     Please disclose the average base rent per square foot of your portfolio.
Response: The requested disclosure will be provided on page 13 of the Supplement.
3.     Please disclose your property net operating income or an alternative measure of property cash flows for the quarter ended March 31, 2008 and the year ended December 31, 2007.

Morris, Manning & Martin, LLP
Securities Exchange Commission
August 7, 2008

Response: The requested disclosure will be provided in the section of the Supplement captioned “Selected Financial Data” beginning on page 11.
4.     In the “Compensation Paid...” section on page 14 of the supplement, please disclose the aggregate amount of accrued but unpaid fees owed to the sponsor and its affiliates as of March 31, 2008, if any.
Response: The requested disclosure will be provided on page 15 of the Supplement.
5.     Please disclose the weighted average interest rate of your mortgage notes receivable portfolio.
Response: The requested disclosure will be provided on page 13 of the Supplement.
* * * *
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren Burnham Prevost

Lauren Burnham Prevost
cc: D. Kirk McAllaster, Jr.